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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[_]  Form 3 Holdings Reported
[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                Carver, Martin G.
--------------------------------------------------------------------------------
   (Last)                           (First)                        (Middle)

                              Bandag, Incorporated
                             2905 North Highway 61
--------------------------------------------------------------------------------
                                    (Street)

                            Muscatine, IA 52761-5886
--------------------------------------------------------------------------------
   (City)                           (State)                         (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                     Bandag, Incorporated (BDG) and (BDGA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

                                 December 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                    Chairman of the Board, CEO and President
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________



====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                             5.            6.
                                                             4.                              Amount of     Owner-
                                         2A.Deemed           Securities Acquired (A) or      Securities    ship
                            2.           Execution  3.       Disposed of (D)                 Beneficially  Form:      7.
                            Transaction  Date,      Tran-    (Instr. 3, 4 and 5)             Owned at End  Direct     Nature of
                            Date         if any     saction  ----------------------------    of Issuer's   (D) or     Indirect
1.                          (Month/      (Month/    Code                     (A)             Fiscal Year   Indirect   Beneficial
Title of Security           Day/         Day/       (Instr.      Amount      or    Price     (Instr. 3     (I)        Ownership
(Instr. 3)                  Year)        Year)      8)                       (D)             and 4)        (Instr.4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 Par Value                                                                 27,963(1)      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 Par Value                                                                 43,029         I(2)     By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      By Spouse for
Common Stock, $1.00 Par Value                                                                  9,525         I(2)     Minor Children
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      By Carver Mgmt
Common Stock, $1.00 Par Value                                                                  6,991.5(4)    I        Company LLC
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      By Carver
Common Stock, $1.00 Par Value                                                                867,234(5)(6)   I        Partners LP
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                        490,858
$1.00 Par Value                                                                              (1)(3)(7)       D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
$1.00 Par Value                                                                               11,176         I(2)     By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                                                 By Spouse for
$1.00 Par Value                                                                                1,200         I(2)     Minor Children
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                                                 By Carver Mgmt
$1.00 Par Value                                                                                8,944(4)      I        Company LLC
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                        1,109,390.7              By Carver
$1.00 Par Value                                                                                 (5)(6)       I        Partners LP
====================================================================================================================================
*    If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Persons who respond to the collection of information contained in this form are not required                                  (Over)
to respond unless the form displays a currently valid OMB control number.                                            SEC 2270 (7-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
              2.                                                                                         Deriv-    of
              Conver-                           5.                             7.                        ative     Deriv-  11.
              sion                              Number of                      Title and Amount          Secur-    ative   Nature
              or               3A.              Derivative   6.                of Underlying     8.      ities     Secur-  of
              Exer-            Deemed           Securities   Date              Securities        Price   Bene-     ity:    In-
              cise     3.      Execu-           Acquired (A) Exercisable and   (Instr. 3 and 4)  of      ficially  Direct  direct
              Price    Trans-  tion    4.       or Disposed  Expiration Date   ----------------  Deriv-  Owned     (D) or  Bene-
1.            of       action  Date,   Trans-   of(D)        (Month/Day/Year)           Amount   ative   at End    In-     ficial
Title of      Deriv-   Date    if any  action   (Instr. 3,   ----------------           or       Secur-  of        direct  Owner-
Derivative    ative    (Month/ (Month/ Code     4 and 5)     Date     Expira-           Number   ity     Year      (I)     ship
Security      Secur-   Day/    Day/    (Instr.  ------------ Exer-    tion              of       (Instr. (Instr.   (Instr  (Instr
(Instr. 3)    ity      Year)   Year)   8)        (A)   (D)   cisable  Date     Title    Shares   5)      4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------
Class B
Common                                                                         Class B
Stock $1.00                                                                    Common
Par Value                                                    (8)      (8)      Stock    502,097          502,097    D
------------------------------------------------------------------------------------------------------------------------------------
Class B
Common                                                                         Class B
Stock $1.00                                                                    Common
Par Value                                                    (8)      (8)      Stock        225              225    I(3)   By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Class B
Common                                                                         Class B                                     By Spouse
Stock $1.00                                                                    Common                                      for Minor
Par Value                                                    (8)      (8)      Stock        300              300    I(3)   Children
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           By Profit
Stock                                                                          Common     (10)             (10)            Sharing
Fund Unit                                                    (9)      (9)      Stock    147.0920         147.0920   I      Plan
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Class A                                     By Profit
Stock                                                                          Common     (10)             (10)            Sharing
Fund Unit                                                    (9)      (9)      Stock    170.8440         170.8440   I      Plan
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       33.875                                         (11)     2/8/09   Stock     24,100           24,100    D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       21.09375                                       (12)     3/7/10   Stock     47,900           47,900    D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       24.35                                          (13)     3/13/11  Stock     50,400           50,400    D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       32.53                                          (14)     3/12/12  Stock     41,100           41,100    D
====================================================================================================================================
Explanation of Responses:

See attached Exhibit A


**  Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.                                                       /s/ Martin G. Carver                        2/4/03
                                                                               -----------------------------------       ----------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  **Signature of Reporting Person              Date
                                                                               Martin G. Carver
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a currently valid OMB Number.                                           Page 2

                                                                      Exhibit A

Martin G. Carver
Form 5 (December 2002)
Exhibit Page 1

(1) Martin G. Carver participates in the Bandag, Incorporated Restricted Stock Grant Plan ("Plan"). Column 5 of Table I includes 4,450 shares of the Common Stock and 4,450 shares of the Class A Common Stock held by Mr. Carver under the Plan. The shares are restricted for 7 years when granted and are held by a Trustee for the benefit of Mr. Carver.

(2) Martin G. Carver disclaims beneficial ownership of 43,029 shares of the Common Stock, 225 shares of the Class B Common Stock and 11,176 shares of the Class A Common Stock held by his spouse; and 9,525 shares of the Common Stock, 300 shares of the Class B Common Stock and 1,200 shares of the Class A Common Stock held by his spouse for his minor children.

(3) On June 4, 2002, in transactions exempt from Section 16(b), Martin G. Carver and Roy J. Carver, Jr. each transferred 17,000 shares of the Class A Common Stock to Carver Management Company LLC ("Carver LLC") and each received in exchange 50% of the membership interests in Carver LLC. On June 4, 2002, in transactions exempt from Section 16(b), Carver LLC transferred 34,000 shares of the Class A Common Stock to Carver Partners LP ("Carver LP") and received in exchange a general partnership interest in Carver LP. On June 4, 2002, in transactions exempt from Section 16(b), Lucille A. Carver transferred 2,615,685 shares of the Common Stock and 3,312,060 shares of the Class A Common Stock to Carver Partners and received in exchange 100% of the limited partnership interests in Carver LP. As a result of these transactions, Carver LP holds 2,615,685 shares of the Common Stock and 3,346,060 shares of the Class A Common Stock.

(4) Pursuant to Rule 16a-1(a)(2), Carver LLC disclaims beneficial ownership of all of the securities held by Carver LP other than 13,983 shares of the Common Stock (in which Martin G. Carver has a 50% interest) and 17,888 shares of the Class A Common Stock (in which Martin G. Carver has a 50% interest).

(5) On June 12, 2002, Lucille A. Carver made a gift of 33.33% of her limited partnership interests in Carver LP to Martin G. Carver.

(6) Pursuant to Rule 16a-1(a)(2), Martin G. Carver disclaims beneficial ownership of all of the securities held by Carver LP other than those he holds indirectly through Carver LLC and 867,234 shares of the Common Stock and 1,109,390.7 shares of the Class A Common Stock.

(7) Martin G. Carver participates in the Bandag, Incorporated Stock Award Plan ("Stock Award Plan"). Column 5 of Table I includes 16,093 shares of the Class A Common Stock held by Mr. Carver under the Stock Award Plan. The shares are restricted for 3 years when granted and are held by a Trustee for the benefit of Mr. Carver.

(8) Class B Common Stock is convertible on a one-for-one basis into the Common Stock at the discretion of the holder thereof.

                                                                      Exhibit A
Martin G. Carver
Form 5 (December 2002)
Exhibit Page 2

(9) Represents stock fund units under the Bandag Salaried Profit Sharing, Retirement and Savings Plan ("Profit Sharing Plan"). Distributions under the Profit Sharing Plan will be made upon the earliest to occur of termination of employment, death or retirement, subject to limited exceptions.

(10) The number of underlying securities is based on the number of stock fund units, the value of these units and the Company's Common and Class A Common Stock market values as of December 31, 2002. The actual number of shares issuable upon the distribution date is not determinable since the stock fund is a unitized account consisting of Company stock and other investments.

(11) Options for 24,100 shares of Class A Common Stock with 20% vesting (4,820 shares) on each of February 8, 2000, 2001, 2002, 2003 and 2004.

(12) Options for 47,900 shares of Class A Common Stock with 20% vesting (9,580 shares) on each of March 7, 2001, 2002, 2003, 2004, 2005.

(13) Options for 50,400 shares of Class A Common Stock with 20% vesting (10,080 shares) on each of March 13, 2002, 2003, 2004, 2005, 2006.

(14) Options for 41,100 shares of Class A Common Stock with 25% vesting (10,275 shares) on each of March 12, 2003, 2004, 2005, 2006.

                                                                       Exhibit B

                                POWER OF ATTORNEY

     Know all by these presents, that, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the undersigned hereby constitutes and appoints each of Warren W. Heidbreder, Janet M. Henderson and Barbara T. Soenksen, and any of their substitutes, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned (in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act")), in the undersigned's capacity as an officer, director and a 10 percent owner of Bandag, Incorporated, an Iowa corporation (the "Company"), any and all Forms 3, 4 and/or 5, and any amendments thereto, that are necessary or advisable for the undersigned to file under Section 16(a) (collectively, "Documents");

     (2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Documents and timely file such Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact (or such attorney-in-fact's substitute or substitutes) shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is such attorney-in-fact's substitute or substitutes or the Company assuming, any of the undersigned's responsibilities to comply with the Exchange Act. The undersigned agrees to defend and hold harmless each attorney-in-fact (and such attorney-in-fact's substitute or substitutes) from and against any and all loss, damage or liability that such attorney-in-fact may sustain as a result of any action taken in good faith hereunder.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Documents with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of November, 2002.

                                        /s/ Martin G. Carver
                                        ----------------------------------------
                                        Signature - Martin G. Carver